ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated June 9, 2010

UBS AG $•   Performance Securities with Contingent Protection

Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return due on or about June 24, 2015

Investment Description

UBS AG Performance Securities with Contingent Protection (the “Securities”) are senior unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the performance of the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return (the “underlying index”), which is comprised of exchange-traded futures contracts representing twenty-six physical commodities. The amount you receive at maturity is based on the return of the underlying index and, in certain circumstances, on whether the Index Ending Level is below the Trigger Level on the Final Valuation Date. If the Index Return is positive or zero, at maturity, you will receive an amount in cash per Security that is equal to your principal amount plus an amount based on the Index Return multiplied by a Participation Rate. If the Index Return is negative and the Index Ending Level is above or equal to the Trigger Level on the Final Valuation Date, you will receive your principal. If the Index Return is negative and the Index Ending Level is below the Trigger Level on the Final Valuation Date, your Securities will be fully exposed to the decline in the underlying index, and you could lose some or all of your investment. You will not receive interest or dividend payments during the term of the Securities. Investing in the Securities involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection feature, is subject to the creditworthiness of UBS.

Features
☐	Core Investment Opportunity: If you are seeking market exposure to the underlying index, the Securities may provide an alternative to traditional investments. At maturity, the Securities allow you to participate in any positive Index Return while providing an initial cushion from any negative Index Return.
☐	Contingent Protection Feature: If you hold the Securities to maturity and the closing level of the underlying index on the Final Valuation Date is greater than or equal to the Trigger Level, you will receive at least 100% of your principal, subject to the creditworthiness of the Issuer. If the underlying index closes below the Trigger Level on the Final Valuation Date, your investment will be fully exposed to any negative Index Return.

Key Dates*

Trade Date	June 18, 2010
Settlement Date	June 23, 2010
Final Valuation Date	June 20, 2015
Maturity Date	June 24, 2015
*	In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.

Security Offering

These preliminary terms relate to Securities linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return. The Participation Rate and Index Starting Level will be set on the Trade Date. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment) and multiples of $10.00 thereafter.

Underlying Index	Participation Rate*	Index Starting Level*	Trigger Level	CUSIP	ISIN
UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return	120% – 125%	•	70% of the Index Starting Level	902669159	US9026691595
*	To be set on the Trade Date.

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Performance Securities with Contingent Protection product supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-11 of the product supplement for risks related to an investment in the Securities. Your Securities protect your principal only if the Index Ending Level is above or equal to the Trigger Level on the Final Valuation Date and you hold the Securities to maturity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying product supplement, index supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public		Underwriting Discount		Proceeds to UBS AG
Offering of Securities	Total	Per Security	Total	Per Security	Total	Per Security
UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return	$•	$10.00	$•	$0.35	$•	$9.65

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an index supplement for various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement dated February 18, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000167/c139744_690320-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to ”UBS,” ”we,” ”our” and ”us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, ”Performance Securities with Contingent Protection” or ”Securities” refer to the Securities that are offered hereby, unless the context otherwise requires. Also, references to the ”product supplement” mean the UBS product supplement, dated February 18, 2009, references to the ”Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to ”accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants”, dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You believe the underlying index will appreciate over the term of the Securities.
♦	You seek an investment with a return linked to the performance of the underlying index.
♦	You are willing to expose your principal to the full downside performance of the underlying index if the Index Ending Level is below the Trigger Level on the Final Valuation Date, and are therefore willing to lose some or all of your principal.
♦	You are willing to invest in the Securities based on the range indicated for the Participation Rate of 120% – 125% (to be determined on the Trade Date).
♦	You do not seek current income from this investment.
♦	You are willing to accept the risk of fluctuations in commodities prices, in general, and the risks inherent in a concentrated investment in exchange-traded futures contracts on physical commodities, in particular.
♦	You are willing to hold the Securities to maturity, a term of 5 years.
♦	You do not seek an investment for which there is an active secondary market.
♦	You are comfortable with the creditworthiness of UBS as Issuer of the Securities.

The Securities may not be suitable for you if:

♦	You seek an investment that is 100% principal-protected.
♦	You do not believe the underlying index will appreciate over the term of the Securities.
♦	You prefer lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You seek current income from your investments.
♦	You are not willing to accept the risk of fluctuations in commodities prices, in general, and the risks inherent in a concentrated investment in exchange-traded futures contracts on physical commodities, in particular.
♦	You will create an over-concentrated position in any particular commodities sector of your portfolio by owning the Securities.
♦	You are unwilling or unable to hold the Securities to maturity, a term of 5 years.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to assume the credit risk associated with UBS as Issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 5 of this free writing prospectus for risks related to an investment in the Securities.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per Security
Term	5 Years(1)
Payment at Maturity(2) (per Security)	You will receive a cash payment at maturity based on the performance of the underlying index during the term of the Securities.
If the Index Return is positive, you will receive your principal plus a return equal to the Participation Rate times the Index Return:
$10 + ($10 × Participation Rate × Index Return)
If the Index Return is zero, you will receive your principal of:
$10
If the Index Return is negative and the Index Ending Level is above or equal to the Trigger Level on the Final Valuation Date , you will receive your principal of:
$10
If the Index Return is negative and the Index Ending Level is below the Trigger Level on the Final Valuation Date, you will receive your principal reduced by that negative Index Return:
$10 + ($10 × Index Return)
In this case, the contingent protection is lost and you will lose some or all of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the underlying index on the Trade Date.
Index Ending Level	The closing level of the underlying index on the Final Valuation Date.
Participation Rate	The Participation Rate determines what percentage of the Index Return will be used to compute your payment at maturity if the Index Return is positive. The Participation Rate will be set on the Trade Date and will be between 120% and 125%.
Trigger Level	70% of the Index Starting Level.

Determining Payment at Maturity

Principal is protected and you will receive $10 per Security.

The principal protection on your Securities is contingent. If the Index Ending Level is below the Trigger Level on the Final Valuation Date, your principal is fully exposed to any decline in the underlying index. As a result, you could lose some or all of your principal amount at maturity.

(1)	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
(2)	Contingent protection is provided by UBS, as issuer, and, therefore, is dependent on the ability of UBS to satisfy its obligations as they become due.

Hypothetical Examples and Return Table of the Securities at Maturity

The examples and table below illustrate the payment at maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions:*

Term:	5 Years
Index Starting Level:	948.00
Trigger Level:	663.60
Participation Rate:	122.50%
Range of Index Return:	100% to -100%
*	The Participation Rate and the Index Starting Level will be set on the Trade Date.

The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Example 1: The Index Return is 20%.

Since the Index Return is positive, the payment at maturity per Security will be calculated as follows:

$10 + ($10 × 20% × 122.50%) = $12.45 per Security (a 24.50% return).

Example 2: The Index Return is -20% and the Index Ending Level is above the Trigger Level on the Final Valuation Date.

Since the Index Return is negative but the Index Ending Level is above the Trigger Level of 663.60, your principal is protected and you will receive $10 per Security at maturity (a zero return).

Example 3: The Index Return is -60%, making the Index Ending Level below the Trigger Level on the Final Valuation Date.

Since the Index Return is negative and the Index Ending Level is below the Trigger Level on the Final Valuation Date, principal protection is lost and your investment in the Securities is fully exposed to the decline of the underlying index. In this example, the payment at maturity is calculated as follows:

$10 + ($10 × -60%) = $10 – $6 = $4 per Security (a 60% loss).

If the underlying index closes below the Trigger Level on the Final Valuation Date, your investment in the Securities is fully exposed to the decline of the underlying index and you will lose some or all of your principal at maturity.

Index		Payment and Return at Maturity
Index Level	Index Return	Payment at Maturity	Securities Total Return at Maturity
1896.00	100%	$22.25	122.50%
1801.20	90%	$21.03	110.25%
1706.40	80%	$19.80	98.00%
1611.60	70%	$18.58	85.75%
1516.80	60%	$17.35	73.50%
1422.00	50%	$16.13	61.25%
1327.20	40%	$14.90	49.00%
1232.40	30%	$13.68	36.75%
1137.60	20%	$12.45	24.50%
1042.80	10%	$11.23	12.25%
948.00	0%	$10.00	0.00%
853.20	-10%	$10.00	0.00%
758.40	-20%	$10.00	0.00%
663.60	-30%	$10.00	0.00%
568.80	-40%	$6.00	-40.00%
474.00	-50%	$5.00	-50.00%
379.20	-60%	$4.00	-60.00%
284.40	-70%	$3.00	-70.00%
189.60	-80%	$2.00	-80.00%
94.80	-90%	$1.00	-90.00%
0.00	-100%	$0.00	-100.00%

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	Contingent protection applies only in limited circumstances and otherwise you may lose up to 100% of your initial investment — Your principal amount will be protected only if the Index Ending Level is greater than or equal to the Trigger Level on the Final Valuation Date. The Securities differ from ordinary debt securities in that we may not pay you 100% of the principal amount of your Securities if the Index Ending Level is below the Trigger Level on the Final Valuation Date. In that event, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the underlying index. Accordingly, you may lose up to 100% of your principal amount.
♦	Contingent protection only applies if you hold the Securities to maturity — You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you may be able to sell your Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the Securities, even in cases where the underlying index has appreciated since the Trade Date. If you sell your Securities in the secondary market prior to maturity, you will not receive any contingent protection on the portion of your Securities sold.
♦	Credit of UBS — The Securities are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any contingent protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive the contingent protection or any other amounts owed to you under the terms of the Securities.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed on any securities exchange or quotation system. An affiliate of UBS intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of UBS is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities and therefore will generally be lower than the price you paid when you purchased the Securities.
♦	Market risk — The return on the Securities, if any, at maturity is directly linked to the performance of the underlying index, and indirectly linked to the value of the futures contracts on physical commodities comprising the underlying index (the “index commodities”), and will depend on whether, and the extent to which, the index return is positive or negative. If the Index Ending Level is less than the Trigger Level on the Final Valuation Date, you will be fully exposed to the negative performance of the underlying index and you will lose some or all of your principal.
♦	No interest payments — You will not receive any periodic interest payments on the Securities.
♦	Owning the Securities is not the same as owning the index commodities — Owning the Securities is not the same as owning the index commodities. As a holder of the Securities, you will not have any rights with respect to any of the index commodities. Any amounts payable on your Securities will be made in cash, and you will have no right to receive any of the index commodities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the levels of the underlying index; the volatility of the underlying index; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	UBS’ involvement in the CMCI Committees may conflict with your interest as a holder of the Securities — UBS nominates members of the CMCI Committees. Consequently, UBS will be involved in the composition and management of the underlying index, including additions, deletions and the weightings of the index commodities or exchange-traded futures contracts on the index commodities, all of which could affect the level of the underlying index and, therefore, the market value of the Securities. Due to its influence on determinations of the CMCI Committees, which may affect the market value of the Securities, UBS, as issuer of the Securities, may have a conflict of interest if it participates in or influences such determinations.
♦	The underlying index is a proprietary index of UBS and conflicts of interest may arise due to this — The underlying index is the exclusive property of UBS and is calculated by UBS. Any actions or judgments by UBS could adversely affect the trading value of the Securities and the payment we will pay to you at maturity. We do not have any obligation to take the needs of any parties to transactions involving the underlying index, including the holders of the Securities, into consideration, when taking any actions or making any judgments with respect to the underlying index and we accept no liability for any errors in or discontinuation of disclosure regarding the methods or policies relating to the calculation of the underlying index. You, as an investor in the Securities, should make your own investigation into the underlying index and UBS. We and our affiliates do not guarantee and assume no potential liability for the adequacy or accuracy of the calculation or publication of the underlying index.

♦	The underlying index reflects excess return, not total return — The return on your Securities is based on the performance of the underlying index, which reflects the returns that are potentially available through an unleveraged investment in the index commodities. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the index commodities. The return on your Securities will not include such a total return feature or interest component.
♦	Commodity price risks — Trading in futures contracts associated with the underlying index is speculative and can be extremely volatile. Market prices of the physical commodities underlying the futures contracts comprising the underlying index may fluctuate rapidly based on numerous factors. These factors may affect the level of the underlying index and the market value of your Securities in varying ways, and different factors may cause the value of different commodities included in the underlying index, and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.
♦	Suspensions or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your Securities — Commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some non-U.S. exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the underlying index and, therefore, the value of your Securities.
♦	Higher future prices of the index commodities relative to their current prices will affect the market value of the Securities — The underlying index is comprised of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the underlying index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” Conversely, contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The underlying index also offers continuous roll mechanics for each constant maturity with respect to each commodity futures contract, which in contrast to rolling of front-month contracts offered in traditional commodity indices, offers the potential to mitigate negative roll yield. However, we cannot guarantee that the continuous roll mechanism will function as intended, and therefore cannot guarantee that the continuous roll mechanism will mitigate any negative roll yield. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the underlying index and, accordingly, adversely affect the market value of the Securities.
♦	Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the underlying index are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the Securities will increase your portfolio’s exposure to fluctuations in the commodity sectors comprising the underlying index.
♦	Prolonged decline in value in energy oriented materials would have a negative impact on the level of the underlying index and the value of your Securities — Approximately 34% of the index commodities are energy oriented, including approximately 19% in crude oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the underlying index and the value of your Securities. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the underlying index to lessen or eliminate the concentration of existing energy contracts in the underlying index or to broaden the underlying index to account for such developments, the level of the underlying index and the value of your Securities could decline as a result.
♦	An investment in the Securities is subject to risks associated with foreign commodities markets — The underlying index consists of twenty-six exchange traded futures contracts on physical commodities, five of which are traded on the London Metal Exchange. You should be aware that investments in securities linked to the value of foreign commodity contracts involve particular risks. The underlying index will include index commodities that trade on foreign trading facilities. The regulations of the U.S. Commodity Futures Trading Commission do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events.
♦	Changes that affect the composition and calculation of the underlying index will affect the market value of the Securities — The CMCI and the the underlying index are overseen and managed by the CMCI Governance Committee, in consultation with the CMCI Advisory Committee (the CMCI Governance Committee and the CMCI Advisory Committee

together, the “CMCI Committees”). The CMCI Committees exercise discretion, subject to ratification by UBS and Bloomberg (the “Index Sponsors”), regarding the composition and methodology of the underlying index, including additions, deletions and the weightings of the underlying index commodities, all of which could affect the underlying index and, therefore, could affect the amount payable on the Securities at maturity and the market value of the Securities prior to maturity. The CMCI Committees do not have any obligation to take the needs of any parties to transactions involving the underlying index, including the holders of the Securities, into consideration when re-weighting or making any other changes to the underlying index.

Furthermore, the bi-annual determination of the calculation of the composition of the underlying index will be conducted in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the underlying index. Any discrepancies that require revision are not applied retroactively but will be reflected in prospective weighting calculations of the underlying index for the following year. However, not every discrepancy may be discovered.

The market value of the Securities could also be affected if UBS, in its sole discretion, discontinues or suspends calculation of the underlying index, or the Index Sponsors in their sole discretion, suspend publication of the underlying index, in which case it may become difficult to determine the market value of the Securities. If events such as these occur, or if the Index Ending Level is not available because of a market disruption event or for any other reason, the calculation agent — which will initially be UBS Securities LLC, an affiliate of UBS — will make a good faith estimate of the Index Ending Level that would have prevailed in the absence of the market disruption event. Notwithstanding the occurrence of one or more events, which may, in the calculation agent’s discretion, constitute a market disruption event, the calculation agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines such events have not and are not likely to materially impair its ability to determine the Index Ending Level on such date. If the calculation agent determines that the publication of the underlying index is discontinued and that there is no successor index on the date when the Index Ending Level is required to be determined, the calculation agent will, instead, make a good faith estimate of the Index Ending Level by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indices and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the underlying index.

♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index may adversely affect the market price of the underlying index and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates actively engage in trading activity related to the underlying index, and the index commodities. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives and related instruments which are linked to the performance of index commodities or are linked to the performance of the underlying index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments indexed to the underlying index and related indices, and UBS Securities LLC and Bloomberg L.P. and their affiliates may license the underlying index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the underlying index. The calculation agent, UBS Securities LLC, will determine the payment at maturity based on the observed level of the underlying index. The calculation agent can postpone the determination of the ending level if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the underlying index or the index commodities, and therefore the market value of the Securities.
♦	The Securities are not regulated by the CFTC — Unlike an investment in the Securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator.” Because the Securities are not interests in a commodity pool, the Securities will not be regulated by the CFTC as a commodity pool, UBS will not be registered with the CFTC as a “commodity pool operator” and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Securities do not constitute investments by you or UBS on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant.” UBS is not registered with the CFTC as a “futures commission merchant” and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant.
♦	The underlying index will include futures contracts on foreign exchanges that are less regulated than U.S. markets and are subject to risks that do not always apply to the U.S. markets — The underlying index will include futures contracts on physical commodities on exchanges located outside the United States. The regulations of the CFTC do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include varying exchange rates, exchange controls, expropriation, burdensome or confiscatory taxation, moratoriums, and political or diplomatic events. It will also likely be more costly and difficult for the CMCI Committees to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the underlying index.
♦	There are uncertainties regarding the underlying index because of its limited performance history — The underlying index was launched in January 2007. While the underlying index is intended to represent a benchmark for physical commodities investments, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the underlying index will serve as an adequate benchmark for the performance of the physical commodities market. Moreover, while the underlying index is subject to bi-annual review and rebalancing in order to maintain the intended commodity weightings, it is uncertain how successful the CMCI Committees will be in achieving their goal of maintaining an appropriate benchmark.
♦	The CMCI Committees may be required to replace an underlying index component — If, for any reason, one of the exchange-traded futures contracts composing the underlying index ceases to exist or liquidity collapses to abnormal levels, or any other similar event with similar consequences as determined in the discretion of the CMCI Committees occurs, the CMCI Advisory Committee will call an exceptional meeting to assess the situation and advise the CMCI Governance Committee as to a replacement for the component or for a change in weighting. The CMCI Governance Committee will then make a decision regarding replacement or reweighting subject to ratification by the Index Sponsors. The replacement of a component or a change in weighting may have an adverse impact on the value of the underlying index and, therefore, the value of your Securities.
♦	The return on the Securities will not be adjusted to compensate for changes in exchange rates that might affect the futures contracts comprising the underlying index that are quoted in foreign currencies — Although some of the futures contracts that comprise the underlying index are traded in currencies other than U.S. dollars, and the Securities are denominated in U.S. dollars, the payment at maturity will not be adjusted to compensate for exchange rate fluctuations between the U.S. dollar and each of the other currencies in which the futures contracts comprising the underlying index are quoted. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Securities, you will not receive any additional payment or incur any reduction in the payment at maturity. However, changes in exchange rates may reflect changes in various non-U.S. economies that in turn may affect thereturn on the Securities. The payment at maturity we pay in respect of the Securities will be based solely upon the underlying return calculated on the applicable Final Valuation Date.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation. See “What are the tax consequences of the Securities?” on page 16.

UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return

The following is a description of the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return, including, without limitation, composition, weighting, method of calculation and procedures for changes in components and weights. The information in this description has been taken from (i) publicly available sources (for which information we accept responsibility as to correct reproduction but no further or other responsibility (express or implied) regarding such third party information), (ii) the handbook “CMCI: A Supplement to the UBS Bloomberg Constant Maturity Commodity Index” (a document available publicly on the website of UBS Bloomberg CMCI at http://www.ubs.com/cmci), which is summarized but not incorporated by reference herein and (iii) the handbook “UBS Bloomberg CMCI: UBS Bloomberg Constant Maturity Commodity Index” (a document available publicly on the website of UBS Bloomberg CMCI at http://www.ubs.com/cmci), which is summarized but not incorporated by reference herein. Such information reflects the policies of, and is subject to change at any time by UBS and Bloomberg. We accept responsibility as to the correct reproduction of such information. UBS has not independently verified information from publicly available sources, described above in clause (i). You, as an investor in the Securities, should make your own investigation into the underlying index. Neither the Index Committees acting corporately nor any member of the Index Committees individually is involved in the offer of the Securities, and none of the Index Committees or their members has any obligation to consider your interests as a holder of the Securities. However, certain employees of UBS, the issuer of the Securities, are members of the Index Committees, and affiliates of UBS are involved in the public offering and sale of the Securities.

Bloomberg and Reuters have no obligation to continue to publish the underlying index and may discontinue publication of the underlying index at any time in their sole discretion.

Overview of the Underlying Index

The return of the Securities is linked to the performance of the underlying index, which was introduced in January 2007 to provide an innovative alternative to traditional commodity indices. The underlying index is weighted across both commodities and maturities. The underlying index, which is rebalanced monthly, represents a basket of 26 commodity futures contracts with a series of up to five different investment maturities for each individual commodity using the calculation methodology of constant maturity forwards. Traditional commodity indices tend to focus on front-month contracts with short tenors (time to maturity) whereas the underlying index is based on commodity futures contracts with tenors ranging from three months to three years. The underlying index also offers continuous roll mechanisms for each constant maturity with respect to each commodity futures contract, which, in contrast to rolling of front-month contracts offered in traditional commodity indices, offer the potential to mitigate negative roll yield. Roll yield arises from the differential between the price levels of the contracts that an index rolls out of and those it rolls into. The commodities represented in the underlying index currently include agricultural products, energy products, metals and minerals. The exchanges include the New York Mercantile Exchange (including the COMEX division), Chicago Board of Trade, London Metal Exchange, New York Board of Trade, Chicago Mercantile Exchange, Kansas City Board of Trade, ICE Futures and Euronext.Liffe.

The underlying index is calculated and disseminated by UBS approximately every fifteen seconds (assuming the underlying index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m., New York City time, and a daily index level is published between 4:00 p.m. and 6:00 p.m., New York City time, on each Index Business Day. The underlying index information is available from Bloomberg on pages CUBS + GO, CMCN or CMCX and from Reuters on page UBSCMCI.

“Index Business Day” means a business day on which trading is generally conducted on New York Mercantile Exchange, Inc. (including the COMEX division), Chicago Board of Trade, ICE Futures, European Energy Exchange, London Metal Exchange, Kansas City Board of Trade, New York Board of Trade, Winnipeg Commodities Exchange, Euronext.Liffe, the Chicago Mercantile Exchange and any other future exchanges that provide data on commodity futures contracts which, in part, are used to compile and calculate the underlying index.

For further information on the underlying index, investors can go to http://www.ubs.com/cmci. The underlying index values can also be found at http://www.ubs.com/keyinvest, choose “United States”, and then click on the “Commodities” tab.

Set forth below is a current list of the commodity futures contracts comprising the underlying index, together with the respective symbols, exchanges and individual tenor target and total individual commodity target weights, as of January 1, 2010:

Component/ Quoted SCM	Code	Exchange/Platform	3M	6M	1Y	2Y	3Y	Total Individual Commodity Target Weight*
WTI Crude Oil	CL	NYMEX	4.06%	1.52%	1.40%	1.25%	0.76%	8.99%
WTI Crude Oil	EN	ICE	2.04%	0.69%	0.58%	0.45%	0.33%	4.08%
Brent Crude Oil	CO	ICE	2.93%	1.04%	0.77%	0.56%	0.40%	5.70%
Heating Oil	HO	NYMEX	1.72%	0.66%	0.44%	—	—	2.82%
Gasoil	QS	ICE	2.05%	0.86%	0.63%	—	—	3.55%
RBOB Gasoline	XB	NYMEX	2.18%	0.85%	—	—	—	3.03%
Natural Gas	NG	NYMEX	2.71%	1.21%	1.01%	0.68%	0.49%	6.10%
LME Copper	LP	LME	3.38%	2.21%	2.27%	2.20%	1.84%	11.90%
LME Zinc	LX	LME	1.14%	0.68%	0.65%	—	—	2.47%
LME Aluminum	LA	LME	2.48%	1.75%	2.01%	1.73%	1.14%	9.10%
LME Nickel	LN	LME	1.10%	0.57%	0.67%	—	—	2.34%
LME Lead	LL	LME	0.62%	0.30%	0.24%	—	—	1.16%
Gold	GC	COMEX	2.49%	0.62%	0.42%	0.33%	0.29%	4.14%
Silver	SI	COMEX	0.46%	0.13%	0.09%	0.06%	0.04%	0.78%
SRW Wheat	W	CBOT	2.26%	1.06%	0.58%	—	—	3.90%
Corn	C	CBOT	2.86%	1.91%	1.15%	—	—	5.92%
Soybeans	S	CBOT	3.63%	1.66%	0.97%	—	—	6.26%
Soybeans Meal	SM	CBOT	1.03%	0.59%	—	—	—	1.63%
Soybean Oil	BO	CBOT	1.12%	0.57%	—	—	—	1.70%
Sugar #11	SB	NCBOT	2.69%	1.66%	1.12%	—	—	5.47%
Sugar #5	QW	EN	0.78%	0.41%	—	—	—	1.19%
Cocoa	QC	EN	0.51%	0.32%	—	—	—	0.82%
Coffee “C” Arabica	KC	NYBOT	0.78%	0.31%	0.18%	—	—	1.28%
Cotton	CT	NYBOT	0.99%	0.59%	—	—	—	1.58%
Live Cattle	LC	CME	1.54%	0.76%	—	—	—	2.30%
Lean Hogs	LH	CME	1.19%	0.60%	—	—	—	1.80%
Total			48.73%	23.55%	15.18%	7.26%	5.28%	100.00%

Source: UBS Investment Bank, Bloomberg, CMCI Advisory Committee.

*	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See “ — Continuous Rolling of Contracts” on page 12.

The weights of the underlying index tenors (maturities) are as follows*:

Source: UBS Investment Bank, Bloomberg, CMCI Advisory Committee.

*	The bars represent cumulative tenor weights of all 26 futures contracts for each constant maturity.

The commodity sectors included in the underlying index as of January 1, 2010, and their initial relative target weights are as follows:

CMCI Target Weights

The Index Committees

All decisions related to the underlying index are made by the CMCI Governance Committee, which is comprised of eight people: four appointed by each Index Sponsor. Each Index Sponsor, in turn, appoints a chairman from the members of the CMCI Governance Committee who serves for a period of six months. Each representative on the CMCI Governance Committee has one vote, with the chairman having an additional vote in the event of a tie. The CMCI Governance Committee holds ordinary meetings bi-annually around the second Friday of May and November.

The CMCI Governance Committee is advised by the CMCI Advisory Committee, which is comprised of experts including trading, research, and structuring representatives, a secretary and a legal advisor. The CMCI Advisory Committee provides relevant market data and recommends appropriate changes to the underlying index. The CMCI Advisory Committee may also request special meetings of the CMCI Governance Committee in the case of market emergencies or where the CMCI Advisory Committee feels a special meeting is necessary. Ultimately, the decisions of the CMCI Governance Committee must be reviewed and, if approved, implemented by the Index Sponsors themselves. In this regard, each Index Sponsor will be represented by an appointee who is a board member (or Managing Director).

Index Composition

The Selection Process

In order to be eligible for inclusion in the underlying index, a commodity future contract must satisfy certain requirements as described below. Changes in the underlying index’s composition, as described herein, are entirely a function of those changes made to the underlying index by the CMCI Governance Committee. No decision can be made to add or withdraw an underlying index component or affect the weight of such component independently from those made with respect to the underlying index.

Generally, when a contract becomes eligible for inclusion in the underlying index, and the CMCI Governance Committee believes that such inclusion is appropriate in light of the underlying index procedures and objectives, changes in the underlying index composition would be reviewed in May and/or November by the CMCI Governance Committee, with changes effected during the following maintenance period of July and/or January. The underlying index’s composition is modified only on rare occasions, in order to maintain the liquidity and stability of the underlying index, and the composition of the underlying index generally will not be changed unless extraordinary circumstances in fact occur. Such “extraordinary circumstances” may include (but are not limited to):

♦	declining or rising trading volumes, instrument delisting or creation,
♦	critical changes in commodity supply and demand patterns, or global economic patterns affecting the supply or demand,
♦	changes in foreign exchange laws, or
♦	in general, all types of legal and tax rulings or decisions presenting a material increase in costs or compliance burden to the underlying index investors and/or members of the CMCI Governance Committee.

In some special situations likely to affect the underlying index adversely and reflect negatively on investors and/or members of the CMCI Governance Committee, the CMCI Governance Committee can also declare “force majeure” and can change any parameter of the underlying index with immediate effect. The Index Sponsors also reserve the right to alter the procedures and methodology related to selecting the underlying futures contracts.

Component Selection and Target Weights

For a commodity contract to be included in the underlying index, the following primary and secondary requirements have to be satisfied:

♦	The “primary requirements” involve satisfying certain criteria related to the nature of the instrument as well as some technical characteristics including country of origin, trading characteristics, foreign exchange controls, availability and accuracy of contract, price and volume data.
♦	The “secondary requirements” involve satisfying a series of purely financial thresholds based on liquidity, including, among other things, open interest and market volume. Open interest, which reflects positions in contracts that remain open on an overnight or multi-day basis, is used to assess past and future liquidity. Market volume, which reflects the number of contracts traded in a given period of time, indicates immediate interest, and over a period of time provides a usable measure of liquidity.

Index Weightings

Initial Weightings

As of the date of this free writing prospectus, the underlying index components have the initial weightings indicated in the chart on page 10. The initial weightings may be amended from time to time, as described below.

The weighting process for the underlying index is designed to reflect the economic significance and market liquidity of each commodity. The Index Sponsors use a two-step approach to determining target weights of the futures contracts in the underlying index. First, the Index Sponsors use regional Consumer Price Indexes (CPI), Producer Price Indexes (PPI) and Gross Domestic Product (GDP) data to produce the Economic Weight (EW) of each of the five sectors of the underlying index — the five sectors of the underlying index are currently agriculture, livestock, energy, precious metals and industrial metals. Second, the market value of the amount of each commodity that is consumed is used to calculate the individual instrument weight of each commodity, based on such market value as a percentage of the total market value of the consumption of all commodities included in the relevant sector.

Changes in the Weights and/or Index Composition

As noted above, the CMCI Advisory Committee reviews the selection and weightings of the futures contracts in the underlying index bi-annually, in November and May, or at any special meeting called by the CMCI Advisory Committee. Thus, weights are potentially reassigned whenever a regular or special meeting of the CMCI Governance Committee is held, subject to ratification by the CMCI Governance Committee.

Continuous Rolling of Contracts

The underlying index represents a weighted average of all available CMCI constant maturities (ranging from three months to three years). The distribution of weightings to available tenors (time to maturity) is a function of relative liquidity of the underlying futures contracts. As of January 1, 2010, the average tenor of the futures contracts comprising the underlying index is approximately eight months. As with most asset classes, the liquidity of commodity futures contracts tends to reduce as time to maturity increases. Therefore, the continuous rolling (constant maturity) of the underlying index limits the dilution of liquidity of the underlying commodity futures contracts. In this way, the underlying index reflects the most liquid contracts.

Rebalancing of the Index Components

Because of price movements, the weight of each component in the underlying index will move away from its target weight over time. The weight of each underlying index component is therefore rebalanced over the final three Business Days of each month in order to bring each underlying commodity back to its target weight. The process is automatic and is implemented via a pre-defined algorithm.

In addition, twice annually in January and July there is a maintenance period at which time the target weights themselves are adjusted according to decisions of the CMCI Governance Committee as ratified by the Index Sponsors.

Market Disruption

As noted above, the CMCI Advisory Committee will request extraordinary meetings with the CMCI Governance Committee in the event of actual or potential “market emergency” or “force majeure” events (as discussed below), or any other situations the CMCI Advisory Committee deems, in its own discretion, to require an extraordinary meeting. The purpose of such meetings will be for the CMCI Governance Committee to determine what, if any, changes should be made to the underlying index.

Market Emergency and Force Majeure

In some extraordinary circumstances, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can deem an event a “market emergency and force majeure” event. Such extraordinary circumstances include:

♦	currency control mechanisms,
♦	a tax related announcement,
♦	a scientific announcement,
♦	an official or state announcement likely to affect commodities markets,

♦	any climate and weather related emergencies,
♦	a war,
♦	a terrorist event,
♦	any other event which would make the calculation of the underlying index impossible or infeasible, technically or otherwise, or that makes the underlying index non-representative of market prices or undermines the objectives of the underlying index, and
♦	any situation creating an unfair advantage or disadvantage for any individual or group of market participants or the Index Sponsors.

Whenever a “market emergency and force majeure” event has been identified, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can take any action it deems appropriate, such as, but not limited to:

♦	the replacement of a daily component nearby price when there is an obvious and manifest error in the officially settled price or when market abuse is likely to have taken place,
♦	the temporary or permanent removal of a commodity from the underlying index,
♦	the immediate change of an underlying index parameter,
♦	the suspension of the calculation of the underlying index, a sub underlying index, a constant maturity series, or a currency series, or
♦	in general, any action necessary to preserve the reputation of the underlying index as a fair and tradable benchmark.

Adjustments for “Market Disruption Event Day”

When an exchange fails to publish a settlement price for a contract involved in the roll, the Index Business Day is deemed a “market disruption event day.” The components involved are not rolled on that day. For those contracts or components, the roll periods remain identical to the value they had on the Index Business Day immediately preceding the “market disruption event day” in such a way that the roll period is extended for as long as no settlement price is made available by the affected exchange. If, after a period of five standard Business Days, no settlement price has been made available by the exchange, the Index Sponsors will determine, in good faith, bearing in mind both the interests of investors and market participants, the one or more exchange settlement prices necessary for the rolling of the component and the calculation of the underlying index.

Adjustments for “FX Market Disruption Event Day”

In the event of a referenced price source failing to publish a valid fixing rate for a referenced currency exchange rate, the Index Business Day is deemed an “FX market disruption event day.” If no fixing price has been made available by the defaulting price source, the one or more foreign exchange currency rate fixing prices necessary for the calculation of the underlying index will be obtained by the Index Sponsors from commercially reasonable sources in the market, or determined in good faith, bearing in mind both the interest of investors and market participants, and with an aim to maintain and reinforce the position of the underlying index as a leading tradable commodity investment benchmark. A commercially reasonable method would be for example, but is not limited to, the averaging of three foreign exchange broker-dealer quotes at the approximate time when the fixing would have been determined by the price source. In the event of the rate source becoming permanently deficient, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can deem the event a “force majeure” event and decide to replace it by a new source with immediate effect.

Calculation of the Index

The underlying index is calculated and disseminated by UBS approximately every fifteen seconds (assuming the underlying index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m., New York City time, and a daily underlying index level is published between 4:00 p.m. and 6:00 p.m., New York City time, on each Trading Day. The underlying index information is available from Bloomberg on pages CUBS + GO, CMCN or CMCX and from Reuters on page UBSCMCI. The underlying index information is also available on the Bloomberg website: http://www.bloomberg.com (Select “COMMODITIES” from the drop-down menu entitled “Market Data”). For further information on the underlying index, investors can go to http://www.ubs.com/cmci. Index values can also be found at http://www.ubs.com/keyinvest, choose “United States,” and then click on the “Commodities” tab.

Disclaimer

THE INDEX SPONSORS DO NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN AND SHALL NOT HAVE ANY LIABILITY FOR ANY DATA INCLUDED THEREIN OR FOR ANY ERRORS, OR OMISSIONS OR INTERRUPTIONS IN THE CALCULATION AND/OR DISSEMINATION OF THE UNDERLYING INDEX. THE INDEX SPONSORS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG, OWNERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN OR FROM ANY OTHER USE (WHETHER DIRECTLY OR VIA ANY PRODUCT REFERENCED THERETO). THE INDEX SPONSORS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND TO THE EXTENT PERMITTED BY LAW HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE EXTENT PERMITTED BY LAW, THE INDEX SPONSORS DISCLAIM ANY LIABILITY FOR ANY PUNITIVE, INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Commodity Futures Market

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the underlying index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearinghouses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearinghouse or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market.”

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearinghouse and a brokerage firm which is a member of the clearinghouse. The clearinghouse guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the CFTC. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the underlying index has been comprised exclusively of futures contracts traded on regulated exchanges.

Historical Closing Levels of the Underlying Index

The following table sets forth the quarterly high and low closing levels for the underlying index, based on daily closing levels, as reported by Bloomberg. The closing level of the underlying index on June 7, 2010 was 945.10. Past performance of the underlying index is not indicative of the future performance of the underlying index.

All historical data contained in the following table and graph that relate to the period prior to January 29, 2007 was derived by applying the underlying index’s calculation methodology to the historical prices of the commodity futures contracts comprising the underlying index.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	1004.68	930.25	996.42
4/3/2006	6/30/2006	1150.93	998.41	1082.94
7/3/2006	9/29/2006	1125.51	995.71	1018.03
10/2/2006	12/29/2006	1102.20	995.00	1054.75
1/3/2007	3/30/2007	1092.36	986.00	1090.50
4/2/2007	6/29/2007	1145.70	1088.87	1121.33
7/2/2007	9/28/2007	1186.11	1067.97	1187.42
10/1/2007	12/31/2007	1245.24	1149.51	1236.33
1/2/2008	3/31/2008	1475.95	1218.79	1377.51
4/1/2008	6/30/2008	1607.12	1368.82	1601.43
7/1/2008	9/30/2008	1634.13	1216.30	1218.23
10/1/2008	12/31/2008	1207.67	746.52	821.51
1/2/2009	3/31/2009	876.24	734.24	811.56
4/1/2009	6/30/2009	990.18	804.53	929.26
7/1/2009	9/30/2009	1014.70	863.86	975.86
10/1/2009	12/31/2009	1088.58	949.30	1087.24
1/4/2010	3/31/2010	1127.66	982.24	1047.43
4/1/2010*	6/7/2010*	1092.06	945.10	945.10
*	As of the date of this free writing prospectus available information for the second calendar quarter of 2010 includes data for the period from April 1, 2010 through June 7, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2010.

The graph below illustrates the performance of the underlying index from January 29, 1999 through June 7, 2010, based on information from Bloomberg. The dotted line represents a hypothetical Trigger Level of 661.57, which is equal to 70% of the closing level on June 7, 2010. The actual Trigger Level will be based on the closing level of the underlying index on the trade date. Past performance of the underlying index is not indicative of the future performance of the underlying index.

What are the tax consequences of the Securities?

The following is a general description of certain United States federal tax considerations relating to the Securities. It does not purport to be a complete analysis of all tax considerations relating to the Securities. Prospective purchasers of the Securities should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Securities and receiving payments of interest, principal and/or other amounts under the Securities. This summary is based upon the law as in effect on the date of this free writing prospectus and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and replaces the discussion under “Supplemental U.S. Tax Considerations” in the Product Supplement. This discussion applies to you only if you are the original investor in the Securities and hold your Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦	a dealer in securities,
♦	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
♦	a bank,
♦	a life insurance company,
♦	a tax-exempt organization,
♦	a person that owns Securities as part of a straddle or a hedging or conversion transaction for tax purposes, or
♦	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Except as otherwise noted under “Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a United States holder if you are a beneficial owner of the Securities and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership holds the Securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Securities.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE SECURITIES SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE SECURITIES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR SECURITIES DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR SECURITIES.

Unless otherwise specified in the applicable pricing supplement, in the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat the Securities as a pre-paid cash-settled derivative contract with respect to the underlying index and the terms of the Securities require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat the Securities for all tax purposes in accordance with such characterization. If the Securities are so treated, you should generally not accrue any income with respect to the Securities during the term of the Securities until sale or maturity of the Securities and recognize capital gain or loss upon the sale, exchange or maturity of your Securities in an amount equal to the difference between the amount you realize at such time and your tax basis in the Securities. In general, your tax basis in your Securities will be equal to the price you paid for them. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Because of the absence of authority regarding the appropriate tax characterization of your Securities, it is possible that the Internal Revenue Service could seek to characterize your Securities in a manner that results in tax consequences to you that are different from those described above. The Internal Revenue Service has released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities.

Because of the absence of authority regarding the appropriate tax characterization of your Securities, it is possible that the Internal Revenue Service could seek to characterize your Securities in a manner that results in tax consequences to you that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Securities or a portion of your Securities. If Section 1256 were to apply to your Securities, gain or loss recognized with respect to your Securities (or the relevant portion of your Securities) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Securities. You would also be required to mark your Securities (or a portion of your Securities) to market at the end of each year (i.e., recognize gain or loss as if the Securities or the relevant portion of the Securities had been sold for fair market value). In addition, it is possible that your Securities could be treated as a debt instrument subject to the special tax rules governing contingent debt instruments. If your Securities are so treated, you would be required to accrue interest income over the term of your Securities based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Securities. You would recognize gain or loss upon the sale, redemption or maturity of your Securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Securities. In general, your adjusted basis in your Securities would be equal to the amount you paid for your Securities, increased by the amount of interest you previously accrued with respect to your Securities. Any gain you recognize upon the sale, redemption or maturity of your Securities would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Securities, and thereafter, would be capital loss.

In addition, if the underlying index rebalances or rolls, it is possible that the Securities could be treated as a series of forward contracts each of which matures on the next rebalancing date and/or roll date. If your Securities was properly characterized in such a manner, you would be treated as disposing of your Securities on each rebalancing and/or roll date in return for new forward contracts that mature on the next rebalancing and/or roll date, and you would accordingly likely recognize capital gain or loss (which would be short-term if the period between rebalancing or roll is one year or less) on each rebalancing and/or roll date equal to the difference between your basis in your Securities (which would be adjusted to take into account any prior recognition of gain or loss) and their fair market value on such date.

The Internal Revenue Service could also possibly assert that (i) you should be treated as owning the underlying index, (ii) you should be required to accrue interest income over the term of your Securities, (iii) any gain or loss that you recognize upon the maturity of your Securities should be treated as an ordinary gain or loss, or (iv) you should be required to include in ordinary income an amount equal to any increase in the underlying index that is attributable to ordinary income that is realized in respect of the components of the underlying index, such as interest, dividends or net-rental income. You should consult your tax advisor as to the tax consequences of such characterization and any possible other alternative characterizations of your Securities for U.S. federal income tax purposes.

Treasury Regulations Requiring Disclosure of Reportable Transactions.  Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the Securities or a sale of the Securities should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Securities or a sale of the Securities to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Securities.

Backup Withholding and Information Reporting.  If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

♦	payments of principal and interest on the Securities within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and
♦	the payment of the proceeds from the sale of the Securities effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

♦	fails to provide an accurate taxpayer identification number,
♦	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
♦	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of the Securities effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of the Securities that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:

♦	the proceeds are transferred to an account maintained by you in the United States,

♦	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
♦	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

In addition, a sale of the Securities effected at a foreign office of a broker will generally be subject to information reporting if the broker is:

♦	a United States person,
♦	a controlled foreign corporation for United States tax purposes,
♦	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
♦	a foreign partnership, if at any time during its tax year:
♦	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
♦	such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Recent Legislation.  Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Securities, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Securities.

Non-United States Holders.  If you are not a United States holder, under current law you will generally not be subject to United States withholding tax with respect to payments on your Securities but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities unless you comply with certain certification and identification requirements as to your foreign status. Gain from the sale or exchange of a Security or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Securities at the issue price to public less the underwriting discount indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Securities.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities and, thus creates an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate structured products, UBS organizes its structured products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Securities are classified by UBS as a Performance Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.